PrimeCare Systems, Inc

56 Harrison Street, Suite 501, New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

June 27, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Jason Niethamer,

Re:

PrimeCare Systems, Inc. (File No. 333-137702), (the ACompany@),

Amendment No.1 to Registration Statement on Form SB-2

Dear Mr. Niethamer:

This is in response to the comments contained in your letter of May 1, 2007.

Amendment No. 2 to Registration Statement on Form SB-2

Comment No.

1.

Please see our prior comments in our letters dated October 27,2006 and February 7, 2007 regarding the distribution.  We are continuing to try to understand your facts, which we understand are as follows:

Comment

!     On December 19,2005, OCG Technology, Inc. (now UraniumCore) entered into a Purchase Agreement with Bobby Vavithis that was conditioned upon the distribution by OCG Technology of all of its PrimeCare shares to its stockholders as of December 30, 2005. OCG Technology then entered into a Distribution Agreement with PrimeCare in which OCG Technology agreed to distribute its shares with Registrar and Transfer Company, a transfer company registered with the SEC, with the effective date of the dividend being the same as the record date.  According to the Distribution Agreement, the Distribution/Plan of Distribution was subject to conditions, including the filing and effectiveness of a registration statement.  First, you filed a Form 10-SB, which was withdrawn; you  then filed this Form SB-2 to register the distribution of the shares, which is the subject of my current review.

Response:

This is correct.

Comment

!     Until the current amendment, your disclosure stated that you had in fact distributed the shares to Registrar and Transfer Company.  You now state, however, that you were advised that Registrar and Transfer Company is "legally prohibited from acting as an escrow agent and from holding the securities for distribution" and you chose  Jeffrey Nelson,  Secretary of the Company, to act as your escrow agent. (See response to comment 5 of our letter dated February 7, 2007.)  As evident from our prior comments, we are trying to determine whether the "sale" has already occurred.  As part of our determination, we are trying to understand each step taken so far in your distribution and each step proposed to be taken in the future. In this regard, please address the following:

Response: On or about December 31, 2005, Registrar and Transfer Company was engaged (and is still engaged) as PrimeCare=s transfer agent.  It was the Company=s intention to deposit the dividend (the APrimeCare Shares@) with its transfer agent as Escrow Agent, for later distribution, upon effectiveness of this registration statement, to the Shareholders.  The Company did not state that it Ahad in fact distributed the shares to Registrar and Transfer Company.@  Thus, the Company stated that AThe Distribution Agreement provides for all of the PrimeCare Shares,...... to be deposited with Registrar and Transfer Company and held by Registrar and Transfer Company ........, for distribution of the Dividend  on satisfaction of either:.....@  The Company also stated that AThe dividend will be distributed by Registrar and Transfer Company@.  At the time of engagement, the Company mistakenly believed that Registrar and Transfer Company could act as Escrow Agent.

The distribution of the PrimeCare Shares (the Asale@ as you call it) has not as yet taken place.  The stock certificate, representing the shares of PrimeCare stock issued to OCGT, endorsed for transfer, by OCGT, to the record holders of OCGT shares as of the close of business on December 29, 2005 (the ARecord Holders@), together with a list of the Record Holders (the AList@), is being held in escrow.  The PrimeCare Shares, which are the subject of the dividend, have not as yet been issued.  Each shareholder, although the beneficial owner of its pro rata share of the PrimeCare Shares, currently does not have possession of, or control over, the PrimeCare Shares.  The PrimeCare Shares cannot be transferred, sold, gifted, or used as collateral by the Record Holders.  The dividend will not be delivered to the Record Holders until the Escrow Agent delivers the share certificate, held by him in escrow, endorsed for transfer to the Record Holders, together with the List, to Registrar and Transfer Company with instructions to issue the shares to the Record Holders.

Comment

!     Whether OCG deposited shares to Registrar and Transfer Company as suggested by your prior filing disclosure;

Response:  The Prime Care Shares were not deposited with Registrar and Transfer Company to date, since the transfer agent advised PrimeCare that it legally cannot hold the shares.

Comment

!     Whom you consider to be the legal and beneficial owners of these securities;

Response: Although OCGT has declared a dividend and has executed the stock transfer power, no steps have been taken to issue the shares.  Therefore, we consider OCGT the record holder of the stock.  Given the declared Dividend, we consider the Record Holders as of December 31, 2005 to be the beneficial owners, who we believe have an enforceable right to require the distribution of the Dividend upon effectiveness of this registration statement.

Comment

!     When you were advised that Registrar and Transfer Company was "legally prohibited from acting as an escrow agent and from holding the securities for distribution" and the basis for this conclusion;

Response: Prior to the engagement of Registrar and Transfer Company to act as PrimeCare=s transfer agent, Registrar and Transfer Company was made aware that PrimeCare planned to file a registration statement, and that a dividend distribution to the record holders of OCGT would be made when, and if, the registration statement became effective.  The discussion of them holding the shares in escrow did not occur until after we engaged them as transfer agent, which was on or about December 31, 2005.

Comment

!     If Registrar and Transfer Company held the securities at some point, when and how they were transferred;

Response:  The securities were never given to Registrar and Transfer Company.

Comment

!     If Registrar and Transfer Company never held the securities, why prior filing disclosure suggested that they did and when the decision was made to appoint Mr. Nelson as escrow agent;

Response: The prior filings stated that AThe dividend will be distributed by Registrar and Transfer Company.@  The Registrar and Transfer Company has been engaged as PrimeCare=s transfer agent, and the dividend will be distributed by them.  Mr. Nelson was appointed as escrow agent after we learned that the Registrar and Transfer Company could not act in that capacity, which was on or about December 31, 2005.

Comment

!     What Mr. Nelson has been doing with respect to the PrimeCare shares; and

!     What role Registrar and Transfer Company will now play in the distribution. Your response to prior comment 5 of our letter dated February 7, 2007 states that this company will only be acting as a transfer agent, yet we see several references in your registration statement that still suggest that the Registrar and Transfer Company will act (or continue to act) as an escrow agent.  See, for example, your cover page disclosure which states that the dividend will be "distributed" by Registrar and Transfer Company and summary which identifies your "distribution agent" as Registrar and Transfer Company. Please advise or revise.

Response: Mr. Nelson is holding the share certificate which had been issued to OCGT, endorsed for transfer by OCGT, together with a list of the Record Holders (the AList@).  The PrimeCare Shares, which are the subject of the Dividend, have not yet been issued.  Mr. Nelson is holding the certificate subject to the terms of the escrow agreement and in accordance therewith, should this registration statement become effective, he will deliver the certificate and the List to Registrar and Transfer Company with instructions to issue and distribute the shares to the Record Holders.  Upon receipt of the List, together with the certificate transferring the shares to the Record Holders, Registrar and Transfer Company will proceed to prepare a stock certificate for each Record Holder in accordance with the List and will then deliver the certificates to the Record Holders.  Therefore, the statements in the SB-2 that Registrar and Transfer Company will Adistribute@ and is the Adistribution agent@ are consistent with the facts and the intent of the Company.

Prospectus Cover Page

Comment

2.

We reissue comment 6 of our letter dated October 27, 2006 and comment 8 of our letter dated February 7, 2007.  We note your disclosure that you contemplate the distribution to occur within 30 days of effectiveness.  In this regard, please include a place marker for the specific date.

Response:   A place marker for the specific date has been included.

Prospectus Summary

Comment

3.

Please see prior comment 9 of our letter dated October 27, 2006 and prior comment 10 of our letter dated February 7, 2007.  We note your revised disclosure, however, we continue to believe that you should include discussion here or elsewhere as appropriate that the transaction between OCG and Mr. Vavithis was not the first instance in which PrimeCare was intended to be spun off.

Response:  The following paragraph was added to the following sections of the registration statement: the Prospectus Summary under What We Do; the Description of Business under Background; Share Purchase Agreement and Distribution Agreement; and Spin-off.

AThe instant transaction with Mr. Vivithis is not the first time that OCGT planned to distribute the shares of PrimeCare to its shareholders.  On March 16, 2005, OCGT entered into an agreement and plan of reorganization with Centerstaging Musical Productions, Inc. and its stockholders (ACenterstaging@).  Pursuant to the terms of that agreement, OCGT would have acquired all of the issued and outstanding capital stock of Centerstaging in exchange for the issuance of shares of OCGT=s Series F Preferred stock.  Upon the closing of that share exchange, Centerstaging would have become a wholly-owned subsidiary of OCGT.  That transaction would have resulted in a change of control of OCGT, whereby approximately 96% of OCGT's outstanding shares would have become owned by persons who were previously shareholders of Centerstaging.  OCGT would have changed its corporate name to Centerstaging Musical Productions, Inc.  As a condition of that agreement, 100% of the shares of PrimeCare owned by OCGT, would have been distributed to those shareholders of OCGT prior to the closing of that agreement.  To effectuate that transaction, PrimeCare filed a Registration Statement with the SEC on Form SB-2 on April 22, 2005, which was amended July 1, 2005, File No. 333-124242. On August 3, 2005, PrimeCare withdrew that Registration Statement, because the agreement and plan of reorganization was terminated by Centerstaging, on August 1, 2005.@

Risk Factors

We have sustained operating losses in year of existence...

Comment

4.

Please update the financial information throughout your document as appropriate. We note, for example, that six-month data has not been provided in risk factors, dilution, capitalization (see lead-in sentence), and management's discussion and analysis.

Response: The financial information throughout the document has been updated.

5.

Please add a risk factor addressing the material risks associated with having a related party escrow agent.

Response: A risk factor addressing the material risks associated with having a related party escrow agent has been added to Risk Factors as follows:

The Escrow Agent designated to hold the Certificate of PrimeCare Shares, which is the subject of the escrow, Jeffrey P. Nelson, is an officer and director of the Company (see AMANAGEMENT@).  As such, the Escrow Agent is not an independent person. Should the Escrow Agent breach his duties under the Escrow Agreement, there is no assurance that the Shareholders would be able to secure an adequate remedy therefor.

Management's Discussion and Analysis

Comment

6.     Please address any known material commitments such as the costs associated with the Distribution and publicly reporting.  Please see Item 303(b)(l)(iii) of Regulation S-B.

Response: The material commitments for the costs associated with the Distribution and publicly reporting have been added to Management's Discussion and Analysis.

Share Purchase Agreement and Distribution Agreement

Comment

7.

Please see prior comment 18 of our letter dated February 7, 2007.  We are unable to locate exhibits relating to the Series A preferred stock.  Please advise.

Response: A copy of the Certificate of Designation Creating Series A Preferred Stock of Primecare Systems, Inc has been added to the registration statement as Exhibit 4.1.

Comment

8.

Please see prior comment 44 of our letter dated October 27,2006 and prior comment 19 of our letter dated February 7,2007.  We understand that Jeffersonian was the "broker" who brought the parties together and assisted in the negotiation of the Share Purchase Agreement.  According to Section 4.10 of the Share Purchase Agreement, Jeffersonian received a finder's fee of 776 shares of OCG's Series F Preferred Stock together with a $175,000 cash payment in connection with payment of its finder's fee.  We are trying to understand who Jeffersonian is and why we are unable to locate any Commission records relating to Jeffersonian if in fact it is a registered broker-dealer.  Please advise.  Did OCG or Mr. Vavithis enter into any separate agreements with Jeffersonian?

Response: Jeffersonian acted as a business broker to the transaction.  PrimeCare has no knowledge that Jefferonian was a registered broker/dealer.  No payments were made to Jeffersonian prior to the closing of the “transaction” by OCGT.  The former officers and directors of OCGT have no knowledge whether, since the closing of the Atransaction@, OCGT, now Uraniumcore Company, or Vavithis made any payments to Jeffersonian.

Financial Statements

Report of Independent Public Accounting Firm

Comment

9.

We note that the report of Michael T. Studer, CPA, P.C. has been revised to reference the restatement discussed in Note 11 but that the report is dual-dated for only Note 7.  Please obtain a report that meets the requirements of paragraph 5 of AU Section 530.  That is, the report should be dual dated for both Notes 7 and 11 or die date of the report should reflect the date of the restatement.

Response: The report of Michael T. Studer, CPA, P.C. has been revised to comply with your comment

Note 1 - Summary of Significant Accounting Policies

Comment

10.

We note your response to prior comment numbers 29 and 30 of our letter dated February 7, 2007.  As previously requested, explain the reason for the difference between the net loss of $213,125 you have reported for the year ended June 30, 2005 and the net loss of $662,125 attribute to PrimeCare and reported by the former parent, Uraniumcore Company (formerly OCG Technology, Inc and Subsidiaries). In general, the staff would expect to see consistency in the accounting between the two entities.  That is, it is unclear why the financial statements of your former parent classify all revenue and expenses for the year ended June 30, 2005, as being related to the discontinued operations of PrimeCare when the financial statements of PrimeCare do not reflect the same accounting.

Response:  The financial statements of our former parent, Uraniumcore Company, classify all revenue and expenses for the year ended June 30, 2005, as being related to the discontinued operations because all operations of both OCGT and PrimeCare were discontinued or terminated by Uraniumcore Company (formerly, OCGT) after the closing of the transaction on December 31, 2005.  PrimeCare’s losses for the year ended June 30, 2005 were $213,125, which, in accordance with generally accepted accounting procedures, were consolidated with its parent company’s financial statements.

Comment

11.

Refer to the tabular presentation contained in your response to comments 29 and 30 of our February 7, 2007 letter and tell us the following:

!     Explain how you determined that OCG earned consulting fees in the amount of $8,250 when it appears from your filings, and those of OCG, that OCG had no revenue sources other than those arising from PrimeCare. We also note that the $8,250 in OCG consulting fees seem to correspond to the $8,245 reported by PrimeCare as sales commissions in the year ended June 30,2005. Please confirm the nature of this revenue and the entity to which it relates.

Response: Officers of OCGT performed financial consulting services to a third party, which services were totally unrelated to PrimeCare, its activities, or to the sales commissions of $8,245.

 !    With regard to the $216,357 in interest expense, the $142,830 write-off of stock subscription receivable, and the $41,300 loss on sale of marketable securities, please explain your basis for attributing these expenses solely to attributable only to OCG, tell us what consideration you have given to the inability of PrimeCare to generate cash flows sufficient to support its operations, such that OCG funding, through the sale of equity interest and investments, was required to support the PrimeCare subsidiary.

Response:

The $216,357 in interest expense consisted of $215,033, the Black-Sholes computation of warrants issued to officers of OCGT for services provided to OCGT and $1,324 of bank charges.  The cost of the warrants and bank charges were both classified as interest at the advice of the Company’s then independent public accounts, Malone & Bailey.  The $142,830 write-off of a stock subscription receivable, arose from the exercise of warrants issued to a consultant who had provided consulting services to OCGT a number of years prior to the warrant exercise.  OCGT accepted notes from the consultant upon the exercise of the warrants.  The services for which the warrants were issued were unrelated to PrimeCare.  The $41,300 loss on sale of marketable securities arose from OCGT selling stock it owned in another public company.  The shares were sold because the market price was falling and OCGT wanted to minimize its losses.

Comment

12.   We note that you have revised Note 1 to reflect pro forma net losses "had such expenses prior to the spin-off been incurred by PrimeCare.”  Explain, the nature of these expenses, the method by which they were allocated and how you determined that such allocation is reasonable.  We continue to believe that expenses applicable to the subsidiary PrimeCare should be reflected in your historical financial statements.  Explain how your pro forma presentation is appropriate, including your consideration of the Interpretive Response to Question 2 of SAB 1.B. 1.

Response:

As explained in Note 1, these expenses were primarily professional fees and other expenses related to OCGT’s public company responsibilities.  As we stated in our response to your letter of February 8, 2007, OCGT explored several business opportunities during the relevant period, including the prospective licensing of products to deal with bird flu and to treat addictions.  Exploring these potential business opportunities was the primary activity of OCGT conducted out of its offices in New York and was unrelated to the operations of PrimeCare.  PrimeCare business was conducted from its offices in Virginia.

As detailed in our response to comment nos. 29 and 30 of your letter dated February 8, 2007, they consisted of:

       Year Ended

Six Months Ended

      June 30, 2005

December 31, 2005

   Rent and telephone (OCGT NY office)       $27,300

    $13,923

   Legal and accounting fees

           16,732

      27,188

   Transfer agent fees

           11,080

        4,551

   Other

             6,802

        1,282

   Total

         $61,914

    $46,944

These expenses were OCGT expenses for the periods prior to the spin-off on December 29, 2005, not PrimeCare expenses.  OCGT was the lessee of the New York office space; PrimeCare had its own office space in Virginia (rent and telephone expense of PrimeCare was $52,347 and $28,401 for the year ended June 30, 2005 and for the six months ended December 31, 2005, respectively).  The legal and accounting fees charged to OCGT related to OCGT matters, not PrimeCare matters (legal and accounting fees of PrimeCare was $31,206 and $14,158 for the year ended June 30, 2005 and for the six months ended December 31, 2005, respectively).  The transfer agent fees all related to OCGT, as PrimeCare was not a public company during these periods.

The interpretive response to question 2 of SAB 1.B.1. states in part “The staff expects any expenses clearly applicable to the subsidiary to be reflected in its income statements” and “that in some situations a reasonable method of allocating expenses to the subsidiary … must be chosen …”.  We believe that we have complied with this SAB.

Note 4 - Software License Agreement and Deferred Income

Comment

13.   We note from your response to prior comment number 31 of our letter dated February 7, 2007 that "in order for Telemedica to do the translations, the Company was required to develop special software to enable the conversion to Spanish."  You indicate that you "were not willing to underwrite this cost [and] requested $60,000 for [y]our part of the translations before [you] would grant Telemedica the distribution license."  Tell us when you began developing the "special software to enable the conversion to Spanish," the total costs incurred in each reporting period for this development work and whether you capitalized these amounts under SFAS 86 or expensed them in the period, and in what amounts. Tell us how you determined that the provisions of paragraph 73 of SOP 97-2 were not applicable to the development costs capitalized for the "special software."

Response:

The cost of the development of software to enable the conversion to Spanish was expensed as it was incurred.  Since the development costs were not capitalized the provisions of paragraph 73 of SOP 97-2 were not applicable. The development of the software was commenced months before we entered into the distribution agreement with Telemedica.

Comment

14.   We are considering your response to prior comment number 31 of our letter dated February 7, 2007.     Explain how you considered each of the scenarios set forth in AICPA Technical Practice Aid 5100.76 in determining that your revenue recognition model complies with SOP 97-2.

Response:

AICPA Technical Practice Aid 5100.76 was considered in determining our revenue recognition model.  However, it is not in point.  Telemedica was appointed as a distributor, not an end user.  They are in the process of obtaining customers who will be paying to use the software on a usage basis.  There is no post-contract customer support (PCS).  The customer will be paying to use the software “as is” and if the customer fails to pay, their access will be cut off.  The proposed usage method of payment is per patient per year, which will be paid in advance, in quarterly or monthly installments.  However, if the customer prefers, we will charge a fee for each patient encounter.  If that method is preferred, the customer will purchase and pay for patient encounters in advance.  They will be non refundable.  In either method, the income will be recognized in the month to which it applies.

Note 7-Warrants

Comment

15.

We are considering your response to prior comment number 32 of our letter dated February 7, 2007.  As previously requested, identify the authoritative accounting or valuation literature that supports both your calculation of fair value and your selection of the measurement date.  Your explanation should include a discussion of the substance of the distribution, that is, what appears to be the transfer of all assets and liabilities of OCG to PrimeCare.  As we previously noted, the operations of PrimeCare represented essentially all of the operations of OCG. That is, absent the PrimeCare subsidiary, OCG appears to have been the equivalent of a non-operating shell. Since all of the assets, liabilities and operations that had been reflected in the value of an OCG share were transferred to PrimeCare, tell us how you determined that the valuation of a. PrimeCare share would not more closely approximate the value of an OCG share prior to the spin-off of PrimeCare.

Response:

Your previous assumption that the operations of PrimeCare represented essentially all of the operations of OCG was incorrect.  As we stated the management of OCGT was involved in attempting to develop business segments, which were not in any way related to PrimeCare.  As a result of the spin-off, OCGT got rid of all of its liabilities (approximately $440,469).

The value of OCGT after the transaction reflected the market value of OCGT as of that date.  PrimeCare was not publicly traded and had no market value.  Since the whole is made up of all of its component parts, we concluded that the amount in the reduction of the market price of OCGT immediately after the dividend reflects the value attributed to PrimeCare, as of that date ( Additionally, www.duke.edu states “On the dividend dates, the stock price will fall by the amount of the dividend”, which in this case was PrimeCare.) .  The Black-Sholes computation included a factor for volatility, which increases the estimated market price.  OCGT’s volatility was used since there is no volatility and there is no market for the PrimeCare stock (Paragraph A43 of the Appendix to SFAS 123(R) states in part “Alternatively, a nonpublic entity that can identify similar public entities for which share or price information is available may be able to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility”).  The value given to the PrimeCare warrants far exceeded the book value of PrimeCare.

Pursuant to paragraph 10 of SFAS 123 (R)  (…. Shall be measured based on the grant date fair value of the equity instruments issued or on the fair value of the liabilities issued.), we used November 17 2005 as the measurement date.  For practical purposes (i.e. December 30, 2005 was the first date that OCGT was traded ex PrimeCare), we considered OCGT price information on December 29, 2005 and December 30, 2005 in calculating the November 17, 2005 valuation of the warrants.

Comment

16.

We note your response to prior comment number 27 of our letter dated February 7,2007. You have not complied with all of the requests in our prior comment- Specifically, the references to various provisions of Item 304 of Regulation S-K within this section must be revised to reference the appropriate provisions of Regulation S-B or removed if not applicable.

Response:

The section dealing with “Changes in Registrant’s Certifying Account” has been modified to reference the appropriate provisions of Regulation S-B or were removed if not applicable.

Consents of Independent Registered Public Accounting Firm

Comment

17.

With regard to the consent of Michael T Studer, CPA, P.C., amend your filing to refer to the current applicable amendment that the exhibit is filed under.

Response:

The firm’s consent filed with this Amendment No. 3 refers to the correct amendment.

Item 26. Recent Sales of Unregistered Securities

Comment

18.

Please sec prior comment 34 of our letter dated February 7,2007. As previously requested, with respect to each transaction you disclose, please specify whether the investors who purchased your unregistered securities were either sophisticated with access to information about the company or accredited,

Response:

The disclose was modified to specify whether the investors who purchased unregistered securities were either sophisticated with access to information about the company or accredited.

Exhibit 5.1

Comment

19.

Your opinion of counsel is "solely addressed" to Mr. Levine. Please revise your legality opinion to eliminate this disclaimer since investors should be entitled to rely upon your opinion.

Response:

Opinion of counsel has been revised.

Signatures

Comment

20.

Your signature page has not been updated since your first amendment.  Please revise.

Response:

The signature page has been updated.

After review, please advise if you agree that our responses adequately comply with disclosure requirements and advise us of the steps we should take.

Very truly yours,

PrimeCare Systems, Inc.

By:

Edward C. Levine,

Board Chairman